SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

August 22, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mailstop 4631
Washington, DC 20549-7010
Attn:	Ms. Pamela Long
Assistant Director

Re:          Broadwind Energy, Inc.

Registration Statement on Form S-3

Filed August 5, 2011

File No.  333-176066

Ladies and Gentlemen:

On behalf of Broadwind Energy, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated August 18, 2011 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, File No. 333-176066, filed on August 5, 2011 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter along with the responses of the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 1. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

The responses to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.              We note on page six that you may offer debt securities that are guaranteed by your subsidiaries. However, you have not identified any of your subsidiaries as registrant guarantors or registered the guarantees as a separate security in the

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships registration statement fee table or included the guarantees in the legal opinion. Please advise or revise your disclosure accordingly.

At this time, the Company does not intend to offer debt securities that are guaranteed by its subsidiaries.  Accordingly, the reference to subsidiary guarantees on page six of the prospectus has been removed.

Exhibit Index

2.              We note that you have listed the Statement of Eligibility on Form T-1 as Exhibit 25.1 in the Exhibit Index. Please note that you may not file Form T-1 in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. To the extent that you are relying on Section 305(b)(2) of the Trust Indenture Act of 1939 and intend to file Form T-1 under electronic form type “305B2,” please confirm this fact and include in the filing related footnote disclosure. See Question 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

The Company confirms that it intends to file the Form T-1 under electronic form type “305B2” in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.  The Company has revised the Exhibit Index to include the following footnote in connection with the Form T-1: “To be incorporated herein by reference to a subsequent filing in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.”

* * *

Should the Staff have further comments or require further information, or if any questions should arise in connection with the submission, please contact Robert Verigan (312) 853-4348 or Andrea Reed (312) 853-7881.

Sincerely,

/s/ Robert L. Verigan
Robert L. Verigan

CC:	Stephanie Kushner
J.D. Rubin